Final Term Sheet
Filed Pursuant to Rule 433
Registration Statement No. 333-280966
Supplementing the
Preliminary Prospectus Supplement
dated April 30, 2025 to the
Prospectus dated July 24, 2024

VISA INC.
April 30, 2025
€1,250,000,000 2.250% Senior Notes due 2028 (the “2028 Notes”)
€1,000,000,000 3.125% Senior Notes due 2033 (the “2033 Notes”)
€650,000,000 3.500% Senior Notes due 2037 (the “2037 Notes”)
€600,000,000 3.875% Senior Notes due 2044 (the “2044 Notes”)

Issuer:	Visa Inc.

Ratings (Moody’s / S&P):*	Aa3/AA-

Aggregate Principal Amount Offered:	€1,250,000,000 for the 2028 Notes €1,000,000,000 for the 2033 Notes €650,000,000 for the 2037 Notes €600,000,000 for the 2044 Notes

Trade Date:	April 30, 2025

Settlement Date:	May 15, 2025 (T+10)**

Maturity Date:	May 15, 2028 for the 2028 Notes May 15, 2033 for the 2033 Notes May 15, 2037 for the 2037 Notes May 15, 2044 for the 2044 Notes

Coupon (Interest Rate):	2.250% per annum for the 2028 Notes 3.125% per annum for the 2033 Notes 3.500% per annum for the 2037 Notes 3.875% per annum for the 2044 Notes

Price to Public (Issue Price):	99.462% of the principal amount for the 2028 Notes 99.993% of the principal amount for the 2033 Notes 99.480% of the principal amount for the 2037 Notes 98.801% of the principal amount for the 2044 Notes

Net Proceeds (before expenses):	€1,240,775,000 for the 2028 Notes €996,430,000 for the 2033 Notes €643,857,500 for the 2037 Notes €589,806,000 for the 2044 Notes

Benchmark Bund:	OBL 2.200% due April 13, 2028 for the 2028 Notes DBR 2.300% due February 15, 2033 for the 2033 Notes DBR 4.000% due for January 4, 2037 the 2037 Notes DBR 3.250% due for July 4, 2042 the 2044 Notes

Benchmark Bund Price and Yield:	101.240; 1.763% for the 2028 Notes 100.190; 2.272% for the 2033 Notes 114.110; 2.583% for the 2037 Notes 106.145; 2.794% for the 2044 Notes

Spread to Benchmark Bund:	+67.5 basis points for the 2028 Notes +85.4 basis points for the 2033 Notes +97.1 basis points for the 2037 Notes +117.2 basis points for the 2044 Notes

Mid-Swap Yield:	1.958% for the 2028 Notes 2.326% for the 2033 Notes 2.504% for the 2037 Notes 2.566% for the 2044 Notes

Spread to Mid-Swap:	+48 basis points for the 2028 Notes +80 basis points for the 2033 Notes +105 basis points for the 2037 Notes +140 basis points for the 2044 Notes

Issue Yield:	2.438% for the 2028 Notes 3.126% for the 2033 Notes 3.554% for the 2037 Notes 3.966% for the 2044 Notes

Interest Payment Date:	Annually on May 15, commencing May 15, 2026.

Redemption for Tax Reasons:
The Company may redeem all, but not less than all, of any series of notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the notes to, but excluding, the date fixed for redemption.

Optional Redemption Provisions:
Each series of notes may be redeemed as a whole or in part, at the Company’s option at any time and from time to time prior to the applicable Par Call Date (as set forth in the table below), at a price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon as if the notes matured on the applicable Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus the applicable Spread for such notes (as set forth in the table below).

	Series	Par Call Date	Spread
	2028 Notes	April 15, 2028	10 bps
	2033 Notes	February 15, 2033	15 bps
	2037 Notes	February 15, 2037	15 bps
	2044 Notes	November 15, 2043	20 bps

Each series of notes may be redeemed as a whole or in part, at the Company’s option at any time and from time to time on or after the applicable Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed.
In each case, accrued interest will be payable to, but excluding, the redemption date.
“Comparable Government Bond” means, with respect to Notes redeemed prior to the applicable Par Call Date, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a bond that is a direct obligation of the Federal Republic of Germany (a “German government bond”) whose maturity is closest to the applicable Par Call Date of the Notes or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.
“Comparable Government Bond Rate” means, with respect to any Redemption Date, the yield to maturity (rounded to three decimal places, with 0.0005 being rounded upwards) of the Comparable Government Bond on the third Business Day prior to the Redemption Date, calculated on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by the Company and calculated in accordance with generally accepted market practice at such time.

Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

CUSIP Number:	92826C AU6 for the 2028 Notes 92826C AV4 for the 2033 Notes 92826C AW2 for the 2037 Notes 92826C AX0 for the 2044 Notes

ISIN:	XS3063724325 for the 2028 Notes XS3063724598 for the 2033 Notes XS3063724754 for the 2037 Notes XS3063725058 for the 2044 Notes

Common Code:	306372432 for the 2028 Notes 306372459 for the 2033 Notes 306372475 for the 2037 Notes 306372505 for the 2044 Notes

Currency of Payment:	All payments of interest and principal, including payments made upon any redemption of the notes, will be payable in euro. If the euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the Company and so used. In such circumstances, the amount payable on any date in euro will be converted into U.S. dollars on the basis of the then most recently available market exchange rate for euro, as determined by us in our sole discretion. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the notes or the indenture governing the notes.

Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by the Company of the principal of and interest on the notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes then due and payable.

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange and expects trading in the notes to begin within 30 days after the date of their issuance.

Joint Book-Running Managers:
J.P. Morgan Securities plc
Banco Bilbao Vizcaya Argentaria, S.A.
Barclays Bank PLC
Lloyds Bank Corporate Markets plc
Merrill Lynch International
Bank of China (Europe) S.A.
Citigroup Global Markets Limited
Deutsche Bank AG, London Branch
Goldman Sachs & Co. LLC
HSBC Bank plc
RBC Europe Limited
Standard Chartered Bank
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.
Wells Fargo Securities International Limited

Co-Managers:	Siebert Williams Shank & Co., LLC Penserra Securities LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**The issuer expects that delivery of the notes will be made, against payment for the notes, on the tenth business day following the date of the pricing of the notes. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade prior to the business day preceding their date of delivery should consult their own legal and financial advisors.
The notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about May 15, 2025 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, S.A. (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling J.P. Morgan Securities plc at +44-207-134-2468, Banco Bilbao Vizcaya Argentaria, S.A. at +1-800-422-8692, Barclays Bank PLC at 1-888-603-5847, Lloyds Bank Corporate Markets plc at +44 20 7050 6060 or Merrill Lynch International at +1-800-294-1322.
No key information document (“KID”) required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the European Economic Area (“EEA”) has been prepared as the notes will not be made available to any retail investor in the EEA.
No KID required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom (“UK”) by virtue of the European Union (Withdrawal) Act 2018, as amended (“EUWA”) (the “UK PRIIPs Regulation”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the UK has been prepared as the notes will not be made available to any retail investor in the UK.
Manufacturer target market (MiFID II/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).
Relevant stabilization regulations including FCA/ICMA will apply.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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